Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces Fourth Quarter 2011
Financial Results and Preliminary Full Year 2011 Results

Jinjiang, Fujian Province, China, March 7, 2012–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the fourth quarter and preliminary financial results for the full year ended December 31, 2011.

Fourth Quarter 2011 Highlights

▪	Revenue was RMB 404.5 million (US$ 63.8 million), up 48.1% from the fourth quarter of 2010;
▪	Gross profit was RMB 139.4 million (US$ 21.9 million), up 52.3% from the fourth quarter of 2010;
▪	Gross profit margin was 34.5%, up 95 basis points from the fourth quarter of 2010;
▪	Net profit was RMB 92.2 million (US$ 14.5 million), up 52.4% from the fourth quarter of 2010;
▪	On a quarter-to-quarter sequential basis, revenue was down 0.6%, gross profit was up 17.0% and net profit was up 21.5%;
▪	Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 97.5 million (US$ 15.3 million), up 61.2% from RMB 60.5 million (US$ 9.4 million) in the fourth quarter of 2010 (for which period there was no non-GAAP adjustment);
▪	Earnings per fully diluted share were RMB 4.51 (US$ 0.71).

Full Year 2011 Highlights

▪	Revenue was RMB 1,491.6 million (US$ 231.4 million), up 39.6% as compared to full year 2010;
▪	Gross profit was RMB 467.2 million (US$ 72.5 million), up 37.8% as compared to full year 2010;
▪	Gross profit margin was 31.3%, down 40 basis points as compared to full year 2010;
▪	Net profit was RMB 294.4 million (US$ 45.7 million), up 30.6% as compared to full year 2010;
▪	Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 311.7 million (US$ 48.4 million), up 38.2% from RMB 225.5 million (US$ 33.6 million) as compared to full year 2010 (for which period there was no non-GAAP adjustment);
▪	Earnings per fully diluted share were RMB 14.41 (US$ 2.24).

“We are very pleased to report record operating and financial results for the fourth quarter of 2011 as well as for the full year 2011. Our fourth quarter saw nearly full utilization of our existing productive capacity, which demonstrates high customer demand that we attribute to our diverse and distinctive ceramic tile offerings. Our strong brand recognition, continued effective marketing program and backlog of orders for the first quarter of 2012 offers encouragement for the year ahead,” said Mr. Jiadong Huang, CEO of China Ceramics.

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“Our annual production capacity of ceramic tiles is currently 52 million square meters, consisting of 42 million square meters from our Hengda facility and 10 million square meters from our Hengdali facility. We are expecting an additional 20 million square meters of capacity at Hengdali by the second quarter of 2012, which would increase our total annual production capacity to 72 million square meters of ceramic tiles,” continued Mr. Huang.

“The results of our capacity expansion plan and our year-to-year financial comparisons are strong as we continue to execute our strategic growth plan. In addition to full utilization of the Hengdali facility, we expect to experience additional growth as we improve the efficiency of our two facilities, expand our marketing reach and continue to focus on high-end, high margin ceramic tile products,” concluded Mr. Huang.

Fourth Quarter 2011 Results

Revenue for the fourth quarter ended December 31, 2011 was RMB 404.5 million (US$ 63.8 million), up 48.1% from RMB 273.1 million (US$ 42.5 million) from the fourth quarter ended December 31, 2010. The year-over-year increase in revenue was primarily driven by a 22.8% increase in the sales volume of ceramic tiles to 12.4 million square meters in the fourth quarter of 2011 from 10.1 million square meters in the fourth quarter of 2010. In addition, the average selling price increased in the fourth quarter of 2011 to RMB 32.7 per square meter compared to RMB 27.0 per square meter in the comparable quarter of 2010 due to a change in the sales mix, with more sales coming from higher priced new rustic series ceramic tiles which had been produced from our new Hengdali facility at phase II during the preliminary production stage. We were able to increase our sales volume due to the increased production capacity at the Hengda facility together with our current capacity from the Hengdali facility. The Hengdali facility Phase II expansion had its preliminary production stage testing in November and December of 2011.

Gross profit for the fourth quarter ended December 31, 2011 was RMB 139.4 million (US$ 21.9 million), up 52.3% from RMB 91.5 million (US$ 14.2 million) for the fourth quarter ended December 31, 2010. The year-over-year increase in gross profit was mostly driven by higher sales volume in the most recent quarter. Gross profit margin was 34.5% for the fourth quarter ended December 31, 2011 compared to 33.5% for the same period of 2010.

Selling and distribution expenses for the fourth quarter ended December 31, 2011 were RMB 3.1 million (US$ 0.5 million), or 0.8% of sales, compared to RMB 2.4 million (US$ 0.4 million), or 0.9% of sales, in the fourth quarter of 2010. The year-over-year increase in selling expenses was primarily due to increased travel expenses of RMB 0.2 million (US$ 0.04 million) and labor cost of RMB 0.3 million (US$ 0.05 million).

Administrative expenses for the fourth quarter ended December 31, 2011 were RMB 12.2 million (US$ 1.9 million), up 87.7% from RMB 6.5 million (US$ 1.0 million) in the fourth quarter of 2010. The year-over-year increase in administrative expenses was primarily due to RMB 5.4 million (US$ 0.8 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. It is expected that additional non-cash share-based compensation expenses of approximately RMB 8.3 million (US$ 1.3 million) will be incurred from January 2012 to January 2014.

Profit before taxation for the fourth quarter ended December 31, 2011 was RMB 125.4 million (US$ 19.7 million), up 52.7% from RMB 82.1 million (US$ 12.7 million) in the fourth quarter of 2010. The year-over-year increase in profit before taxation was the result of higher gross profit partially offset by higher selling and administrative expenses.

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Net profit for the fourth quarter ended December 31, 2011 was RMB 92.2 million (US$ 14.5 million), up 52.4% from RMB 60.5 million (US$ 9.4 million) in the same period of 2010. The year-over-year increase in net profit was the result of higher gross profit, but offset by higher selling and administrative expenses and income tax expenses.

Earnings per fully diluted share were RMB 4.51 (US$ 0.71) for the fourth quarter ended December 31, 2011, up 21.6% from RMB 3.71 (US$ 0.58) over the same period in 2010. Earnings per fully diluted share in the fourth quarter of 2011 were computed using 20.4 million shares while net earnings per fully diluted share in the fourth quarter of 2010 were computed using 16.3 million shares.

Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 130.8 million (US$ 20.6 million) in the fourth quarter ended December 31, 2011, up 59.3% from RMB 82.1 million (US$ 12.7 million) in 2010 (for which period there was no non-GAAP adjustment).

Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 97.5 million (US$ 15.3 million) in the fourth quarter ended December 31, 2011, an increase of 61.2% from RMB 60.5 million (US$ 9.4 million) in the fourth quarter of 2010 (for which period there was no non-GAAP adjustment).

Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 4.77 (US$ 0.75) in the fourth quarter ended December 31, 2011, up 28.6% from RMB 3.71 (US$ 0.58) in the same period of 2010 (for which period there was no non-GAAP adjustment).

Full Year 2011 Results

Revenue for the year ended December 31, 2011 increased by 39.6% to RMB 1,491.6 million (US$ 231.4 million) compared to the year ended December 31, 2010. Gross profit was RMB 467.2 million (US$ 72.5 million), up 37.8% from RMB 339.0 million (US$ 50.5 million) in the year ended December 31, 2010. Gross margin was 31.3% compared to 31.7% in the same period of 2010. Selling expenses were RMB 11.8 million (US$ 1.8 million), compared to RMB 7.2 million (US$ 1.1 million) in the same period of 2010. Administrative expenses were RMB 46.1 million (US$ 7.1 million), compared to RMB 25.5 million (US$ 3.8 million) for the same period of 2010. Net profit for the year ended December 31, 2011 was RMB 294.4 million (US$ 45.7 million), up 30.6% from the same period of 2010. Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 311.7 million (US$ 48.4 million) for the year ended December 31, 2011, an increase of 38.2% from RMB 225.5 million (US$ 33.6 million) in the same period of 2010 (for which period there was no non-GAAP adjustment). Earnings per fully diluted share were RMB 14.41 (US$ 2.24) for the year 2011 and RMB 15.26 (US$ 2.37) on a non-GAAP basis, down from RMB 16.96 (US$ 2.53) in the same period of 2010. Earnings per fully diluted share for the year 2011 were computed using 20.4 million shares while net earnings per fully diluted share for the year 2010 were computed using 13.3 million shares.

Fourth Quarter 2011 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 42.1 million (US$ 6.7 million) as of December 31, 2011, compared with RMB 263.5 million (US$ 39.9 million) as of December 31, 2010. The decrease in cash and bank balances was attributed to the purchase of new kilns and production lines to replace older manufacturing equipment at the Hengda facility as well as the continuation of Phase II construction at the Hengdali facility during the year ended December 31, 2011.
▪	Inventory turnover was 84 days as of December 31, 2011 compared with 73 days as of December 31, 2010. The increase in inventory turnover was mainly due to the increased balance of finished goods in Hengdali as of December 31, 2011. The Hengdali facility Phase II expansion had its preliminary production stage testing in November and December of 2011, which caused the increase in inventory.
▪	Trade receivables turnover was 93 days as of December 31, 2011 compared with 95 days as of December 31, 2010. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 79 days as of December 31, 2011 compared with 81 days as of December 31, 2010. The trade receivables turnover was flat for the quarter ended December 31, 2010 due to tight management control over trade receivables collection.
▪	Trade payables turnover was 77 days as of December 31, 2011 compared with 76 days as of December 31, 2010.
▪	Bank borrowings (including both short-term borrowings and long-term borrowings) were RMB 185.0 million (US$ 29.4 million) as of December 31, 2011 compared to RMB 97.0 million (US$ 14.7 million) as of December 31, 2010. The bank borrowings were used for working capital and the increase was to provide a better cash position in light of capital expenditure requirements.

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Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 67.3 million (US$ 10.5 million) for the quarter ended December 31, 2011, compared to RMB 90.6 million (US$ 13.7 million) of cash flow generated from operating activities for the same period of 2010. The year-over-year decrease of RMB 23.3 million (US$ 3.2 million) was mainly due to the increase in income tax and the change in the Company’s method of settling sales rebates with its distributors. The Company now issues rebates at the time of sale. Historically, the Company had issued rebates at the time of collection of its accounts receivable. This change of deducting the sales rebates directly from the accounts receivable as opposed to collecting the full amount and later remitting the sales rebates caused a decrease in cash flow of approximately RMB 20.9 million (US$ 3.3 million) in the fourth quarter of 2011 compared to the same quarter in 2010.

Cash flow used in investing activities in the quarter ended December 31, 2011 was RMB 63.7 million (US$ 10.3 million), compared to RMB 25.4 million (US$ 4.2 million) of cash flow used in investing activities in the same period of 2010. The increase was mainly due to an increase in the acquisition of property, plant and equipment. The capital expenditures were RMB 63.8 million (US$ 10.3 million) for the quarter ended December 31, 2011 related to the expansion of the Hengdali facility, as compared to RMB 26.4 million (US$ 4.4 million) in the same period of 2010 due to the replacement of older manufacturing equipment at Hengda.

Cash flow used in financing activities was RMB 10.0 million (US$ 1.5 million) due to the repayment of bank borrowings for the quarter ended December 31, 2011, as compared to RMB 156.9 million (US$ 23.4 million) generated from financing activities for the same period of 2010, which was primarily attributable to RMB 159.6 million (US$ 24.0 million) generated from the issuance of new shares in 2010.

Business Outlook

The Company’s backlog of orders for delivery in the first quarter of 2012 is approximately RMB 372.6 million (US$ 59.2 million), representing a year-over-year growth rate of 21.0% compared to the first quarter of 2011. The Company estimates that its sales volume of ceramic tiles in the first quarter of 2012 will be approximately 11.7 million square meters.

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Plant Expansion and Capital Expenditures Update

For the fourth quarter ended December 31, 2011, total capital expenditures for the Company were approximately RMB 63.8 million (US$ 10.3 million). Of this amount, RMB 49.5 million (US$ 7.8 million) related to Phase II of the Hengdali facility and RMB 14.3 million (US$ 2.5 million) related to Phase III of the Hengdali facility, which is part of the Company’s 2012 expansion plan.

For the year ended December 31, 2011, total capital expenditures for the Company were approximately RMB 441.6 million (US$ 68.5 million). Of this amount, approximately RMB 155.3 million (US$ 23.9 million) related to the Hengda facility, RMB 220.0 million (US$ 34.1 million) related to Phase II of the Hengdali facility and RMB 66.3 million (US$ 10.5 million) related to Phase III of the Hengdali facility.

The Company completed the expansion of the Hengda facility in the third quarter. The facility is now capable of producing 42 million square meters of ceramic tiles per year, up from 32 million square meters in the second quarter of 2011 and from 28 million square meters as of December 31, 2010. The Hengdali facility is also expanding its production capacity, which is expected to be 30 million square meters per year of ceramic tiles by the end of the second quarter 2012 from its current capacity of 10 million square meters per year. The actual production capacity of 2011 exceeds the current capacity by approximately 4 million square meters due to the smooth running of production and successful development of new products in phase II. This provided Hengdali having approximately 14 million square meters capacity in 2011. Since the fourth quarter of 2011, the Hengdali facility has been in the testing stage in terms of producing ceramic tiles and production is expected to begin by the second quarter of 2012 after the power supply is ready from the local power supply authority. After the completion of Phase II at Hengdali, together with the current capacity of the Hengda facility, China Ceramics expects to have a total annual production capacity of approximately 72 million square meters of ceramic tiles in 2012. It is expected that the planned capacity expansion of Phase III at Hengdali will provide an additional 14 million square meters of ceramic tiles in 2013.

The Company’s expected capital expenditures for 2012 will be about $38 million, the majority of which will be associated with the Phase III expansion of Hengdali. Management regularly reviews the level of capital expenditures spent throughout the year and may adjust its capital expenditures subject to market conditions.

The Company believes that its current cash balances, combined with its expected future cash flow from operations and its borrowing capacity, will be sufficient to meet the remaining capital expenditure requirements of the production capacity expansion associated with the Hengdali facility.

2012 Recognition and Award

On February 7, 2012, China Ceramics’ Chief Executive Officer, Mr. Jiadong Huang was named as Gaoan Municipal 2011 Executive Role Model. Led by Mr. Huang, Jiangxi Hengdali Ceramics Co., Ltd was the first ceramics company with facilities in Gaoan city.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Wednesday, March 7, 2012. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 57178750. A replay of the conference call will be available for 14 days starting from 11:00 pm EST on March 7, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 57178750 for the replay.

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Upcoming Events

The Company will attend the upcoming 24th Annual Roth Conference in Orange County, California. China Ceramics’ CFO Edmund Hen will be presenting at the conference on March 13th, at 5:00 pm. Investors who wish to meet with China Ceramics’ CFO may contact ROTH Capital Partners or the Company’s U.S. Investor Relations representative, David Rudnick at david.rudnick@ccgir.com or +1 (646) 626-4172.

Annual Shareholders Meeting

The Board of Directors has authorized the Annual Shareholders Meeting (ASM) to be held on May 16, 2012, at the offices of Loeb & Loeb, 345 Park Avenue, NY, NY 10154, commencing at 9:15am, EDT.  The Record Date for determining shareholders who will be able to vote at the ASM will be April 6, 2012.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

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Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at December 31, 2011	As at December 31, 2010
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	843,429	459,161
Land use rights	31,267	31,936
Goodwill	3,735	3,735
	878,431	494,832

Current assets
Inventories	291,781	177,217
Trade receivables	473,209	282,976
Prepayments and other receivables	26,377	8,907
Cash and bank balances	42,149	263,495
	833,516	732,595

Current liabilities
Trade payables	252,682	178,382
Accrued liabilities and other payables	44,349	46,108
Interest-bearing bank borrowings	125,000	72,000
Income tax payable	35,090	22,576
	457,121	319,066
Non-current liabilities
Long term borrowings	60,000	25,000
Deferred tax liabilities	1,087	1,122
	61,087	26,122

Net current assets	376,395	413,529

Net assets	1,193,739	882,239

EQUITY
Total shareholders’ equity	1,193,739	882,239
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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2011	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	404,452	406,934	273,050	1,491,574	1,068,551
Cost of Sales	(265,102)	(287,786)	(181,553)	(1,024,336)	(729,576)
Gross profit	139,350	119,148	91,497	467,238	338,975
Selling and distribution expenses	(3,093)	(3,143)	(2,444)	(11,832)	(7,176)
Administrative expenses	(12,199)	(8,690)	(6,498)	(46,079)	(25,524)
Finance costs	(3,771)	(3,126)	(1,544)	(11,067)	(6,170)
Other income/(expenses)	5,148	(1,842)	1,045	2,244	3,966
Profit before taxation	125,435	102,347	82,056	400,504	304,071
Income tax expense	(33,265)	(26,498)	(21,549)	(106,065)	(78,597)
Net Profit for the period	92,170	75,849	60,507	294,439	225,474
Attributable to: Shareholders of the Company
EPS-Basic	4.51	4.16	3.71	14.41	16.96
EPS-Diluted	4.51	4.16	3.71	14.41	16.96
Shares used in calculating basic EPS
Basic	20,430,838	18,254,002	16,287,698	20,430,838	13,292,189
Diluted	20,430,838	18,254,002	16,287,698	20,430,838	13,292,189

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE
	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2011	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales volume (square meters)	12,355,462	14,643,786	10,110,484	52,163,367	40,899,720
Average Selling Price (in RMB/square meter)	32.7	27.8	27.0	28.6	26.1
Average Selling Price (in USD/square meter)	5.2	4.3	4.2	4.4	3.9
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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the fourth quarter of 2011, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the share-based compensation expenses from their comparable GAAP measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended December 31, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	125,435	5,376	130,811	19,733	846	20,579
Net profit	92,170	5,376	97,546	14,500	846	15,346
EPS-Basic	4.51		4.77	0.71		0.75
EPS-Diluted	4.51		4.77	0.71		0.75

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Year ended December 31, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	400,504	17,295	417,799	62,123	2,683	64,806
Net profit	294,439	17,295	311,734	45,671	2,683	48,354
EPS-Basic	14.41		15.26	2.24		2.37
EPS-Diluted	14.41		15.26	2.24		2.37

(1) Share-based compensation.

* There were no similar Non-GAAP adjustments for the fourth quarter ended December 31, 2010 and the year ended December 31, 2010. Therefore, there was no reconciliation between the GAAP financial measures and the Non-GAAP financial measures for these two periods.

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2011	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Profit before taxation	125,435	102,346	82,056	400,504	304,071
Adjustments for
Amortization of land use rights	167	167	167	669	668
Depreciation of property, plant and equipment	15,022	13,261	8,528	48,410	30,195
Lose/(gain) on disposal of property, plant and equipment	-	313	(128)	1,155	(485)
Share-based compensation	5,376	2,401	-	17,295	-
Finance costs	3,771	3,126	1,544	11,067	6,170
Interest income	(63)	(96)	(93)	(494)	(377)
Operating profit before working capital changes	149,708	121,518	92,074	478,606	340,242
Increase in inventories	(35,304)	(938)	(26,995)	(114,564)	(51,086)
(Increase)/decrease in trade receivables	2,904	(40,495)	82,141	(190,233)	(12,136)
(Increase)/decrease in other receivables and prepayments	(10,943)	3,272	(8,069)	(17,470)	(4,623)
Increase/(decrease) in trade payables	(6,957)	13,629	20,582	74,301	40,578
Increase/(decrease) in accrued liabilities and other payables	(2,041)	1,832	(44,623)	(1,760)	(29,869)
Cash generated from operations	97,367	98,818	115,110	228,880	283,106
Interest paid	(3,771)	(3,126)	(1,544)	(11,067)	(6,170)
Income tax paid	(26,258)	(25,708)	(23,014)	(93,586)	(72,695)

Net cash generated from operating activities	67,338	69,984	90,552	124,227	204,241

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	2,263	936	7,772	4,092
Acquisition of property, plant and equipment	(63,760)	(133,381)	(26,441)	(441,605)	(222,246)
Interest received	63	96	93	494	377
Acquisition of subsidiary, net of cash acquired	-	-	-	-	(36,311)

Net cash used in investing activities	(63,697)	(131,022)	(25,412)	(433,339)	(254,088)

Cash flows from financing activities
Bank borrowings obtained	33,000	68,800	-	173,000	72,700
Repayment of short-term loans	(43,000)	(10,800)	(2,700)	(85,000)	(62,200)
Proceeds from issuance of ordinary shares	-	-	159,551	-	159,551
Purchase of warrants	-	-	-	-	(6,803)

Net cash generated from/(used in) financing activities	(10,000)	58,000	156,851	88,000	163,248

Net increase/(decrease) in cash and cash equivalents	(6,359)	(3,038)	221,991	(221,112)	113,401
Cash and cash equivalents, beginning of period	48,545	51,646	41,478	263,495	150,121
Effect of foreign exchange rate differences	(37)	(63)	26	(234)	(27)

Cash and cash equivalents, end of period	42,149	48,545	263,495	42,149	263,495
11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S Dollar in thousands)

	As at December 31, 2011	As at December 31, 2010

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	134,007	69,570
Land use rights	4,968	4,839
Goodwill	593	566
	139,568	74,975

Current assets
Inventories	46,359	26,851
Trade receivables	75,185	42,875
Prepayments and other receivables	4,191	1,350
Cash and bank balances	6,697	39,923
	132,432	110,999

Current liabilities
Trade payables	40,147	27,028
Accrued liabilities and other payables	7,047	6,986
Interest-bearing bank borrowings	19,860	10,909
Income tax payable	5,575	3,421
	72,629	48,344
Non-current liabilities
Long term borrowings	9,533	3,788
Deferred tax liabilities	173	170
	9,706	3,958

Net current assets	59,803	62,655

Net assets	189,665	133,672

EQUITY
Total shareholders’ equity	189,665	133,672

12

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended				Year ended
	December 31	September 30	December 31	December 31	December 31
	2011	2011	2010	2011	2010

Revenue	63,828	63,397	42,474	231,361	159,178
Cost of Sales	(41,884)	(44,825)	(28,284)	(158,887)	(108,682)
Gross profit	21,944	18,572	14,190	72,474	50,496
Selling and distribution expenses	(488)	(490)	(375)	(1,835)	(1,069)
Administrative expenses	(1,926)	(1,364)	(1,011)	(7,147)	(3,802)
Finance costs	(593)	(486)	(240)	(1,717)	(919)
Other income/(expenses)	796	(286)	162	348	591
Profit before taxation	19,733	15,946	12,726	62,123	45,297
Income tax expense	(5,233)	(4,130)	(3,339)	(16,452)	(11,708)
Net Profit for the period	14,500	11,816	9,387	45,671	33,589
Attributable to: Shareholders of the Company
EPS-Basic	0.71	0.65	0.58	2.24	2.53
EPS-Diluted	0.71	0.65	0.58	2.24	2.53
Shares used in calculating basic EPS
Basic	20,430,838	18,254,002	16,287,698	20,430,838	13,292,189
Diluted	20,430,838	18,254,002	16,287,698	20,430,838	13,292,189

13

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2011	2011	2010	2011	2010

Cash flows from operating activities
Profit before taxation	19,733	15,946	12,726	62,123	45,297
Adjustments for
Amortization of land use rights	27	26	27	104	100
Depreciation of property, plant and equipment	2,364	2,064	1,319	7,509	4,498
Lose/(gain) on disposal of property, plant and equipment	-	49	(20)	178	(72)
Share-based compensation	846	380	-	2,683	-
Finance costs	593	486	240	1,717	919
Interest income	(11)	(15)	(14)	(77)	(56)
Operating profit before working capital Changes	23,552	18,936	14,278	74,237	50,686
Decrease in inventories	(5,555)	(224)	(4,076)	(17,770)	(7,610)
(Increase)/decrease in trade receivables	257	(6,395)	12,023	(29,507)	(1,808)
(Increase)/decrease in other receivables and prepayments	(1,704)	494	(1,195)	(2,710)	(689)
Increase/(decrease) in trade payables	(997)	2,168	3,111	11,525	6,045
Increase/(decrease) in accrued liabilities and other payables	(316)	280	(6,613)	(273)	(4,449)
Cash generated from operations	15,237	15,259	17,528	35,502	42,175
Interest paid	(593)	(486)	(240)	(1,717)	(919)
Income tax paid	(4,140)	(4,004)	(3,541)	(14,516)	(10,829)

Net cash generated from operating activities	10,504	10,769	13,747	19,269	30,427

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	355	147	1,198	610
Acquisition of property, plant and Equipment	(10,269)	(20,802)	(4,381)	(68,498)	(33,107)
Interest received	11	15	14	77	56
Acquisition of subsidiary, net of cash Acquired	-	-	-	-	(5,318)

Net cash used in investing activities	(10,258)	(20,432)	(4,220)	(67,223)	(37,759)

Cash flows from financing activities
Bank borrowings obtained	5,259	10,674	-	26,834	10,830
Repayment of short-term loans	(6,713)	(1,695)	(537)	(13,185)	(9,266)
Proceeds from issuance of ordinary shares	-	-	23,981	-	23,981
Purchase of warrants	-	-	-	-	(996)

Net cash generated from/(used in financing activities	(1,454)	8,979	23,444	13,649	24,549

Net increase/(decrease) in cash and cash equivalents	(1,208)	(684)	32,971	(34,305)	17,217
Cash and cash equivalents, beginning of period	7,611	7,990	6,193	39,923	21,957
Effect of foreign exchange rate differences	294	305	759	1,079	749

Cash and cash equivalents, end of period	6,697	7,611	39,923	6,697	39,923

Source: China Ceramics Co., Ltd.

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